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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2002
Commission File Number: 000-49946

ALAMOS MINERALS LTD
(Name of Registrant)

1400-400 Burrard Street, Vancouver, British Columbia CANADA V6C 3G2
(Address of principal executive offices)

1. November 8, 2002, Early Warning Report
2. November 8, 2002, Alternative Monthly Report
3. November 18. 2002, Notice of Meeting
4. November 22, 2002, Press Release
5. November 29, 2002, BC Form 51-901F, Part A
6. November 29, 2002, BC Form 51-901F, Part B/C
7. November 29, 2002, Confirmation of Mailing

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

EARLY WARNING REPORT UNDER
NATIONAL INSTRUMENT 62 - 103
ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER: MACKENZIE FINANCIAL CORPORATION
                                   150 Bloor Street West
                                   Toronto, Ontario
                                   M5S 3B5

REPORTING ISSUER: Alamos Minerals Ltd.

REPORT FOR END OF: October 2002

REPORT OF PURCHASES OF PRIVATE PLACEMENT UNITS:

Mackenzie Financial Corporation (" Mackenzie") reports that as a result
of the purchase of units through a private placement issue by Alamos
Minerals Ltd. (" Alamos"), Mackenzie's managed accounts held 1,250,000
common share purchase warrants expiring October 11, 2003 (" warrants").
The aggregate number of warrants of Alamos held by all of Mackenzie's
managed accounts at the end of October was 1,250,000 warrants,
representing approximately 24.4% of all outstanding shares of that class.

CHANGE FROM PREVIOUS REPORT: Initial Report

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported
warrants, but as investment manager it maintains exclusive power to
exercise investment control or direction over such warrants for its
managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The warrants were acquired through private placement in the ordinary
course of business, for investment purposes only and not for the purpose
of exercising control or direction over Alamos. Mackenzie managed
accounts may from time to time acquire additional warrants, dispose of
some or all of the existing or additional warrants or may continue to
hold the warrants.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System
described in National Instrument 62 - 103. Neither Mackenzie nor any of
its managed accounts presently intend to:

      a)   make a formal take-over bid for any shares of Alamos;
      b)   propose a transaction that would constitute a take-over
            bid in reliance on an exemption in the Securities Act
            (Ontario); or
      c)   propose a reorganization, amalgamation, merger,
            arrangement or similar business combination with Alamos
            which would result in Mackenzie's managed accounts
            controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

    a)   Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about Alamos which have not been publicly disclosed;

    b)   Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;

    c)   Mackenzie is not a joint actor with anyone else in connection with this report; and d) Mackenzie and its managed accounts have not entered into any agreements with Alamos in connection with the purchase.

AGGREGATION RELIEF

The following Mackenzie mutual funds are eligible for aggregation relief pursuant to section 5.2 of the National Instrument:

Fund	**Portfolio Advisor**
Mackenzie Cundill Canadian Balanced Fund	Peter Cundill & Associates (Bermuda) Ltd.
Mackenzie Cundill Canadian Security Fund	Southampton, Bermuda
Mackenzie Cundill Global Balanced Fund	
Mackenzie Cundill Recovery Fund	
Mackenzie Cundill Value Fund	
Mackenzie Universal Canadian Balanced Fund	Bluewater Investment Management Inc.
Mackenzie Universal Canadian Growth Fund	Toronto, Ontario
Keystone AGF American Fund	AGF Funds Inc.
Keystone AGF Bond Fund	Toronto, Ontario
Keystone AGF Equity Fund	
Keystone CI Signature High Income Fund	CI Mutual Funds Inc. Toronto, Ontario
Keystone Beutel Goodman Bond Fund	Beutel, Goodman and Company Ltd. Toronto, Ontario
Keystone Saxon Smaller Companies Fund	Howson, Tatersall Investment Counsel Ltd., Toronto, Ontario
Keystone AIM Trimark Canadian Equity Fund	AIM Funds Management Inc.,
Keystone AIM Trimark Global Equity Fund	Toronto, Ontario
Keystone Spectrum American Fund	Spectrum Investment Management Ltd.
Keystone Spectrum Equity Fund	Toronto, Ontario
Keystone Altamira Capital Growth Fund	Altamira Management Ltd.
Keystone Altamira Equity Fund	Toronto, Ontario

Holdings for these mutual funds are not disclosed in this report, but may be disclosed separately
by the portfolio advisor.

CONTACT PERSON:

For further information, contact: John Pang
Telephone: (416) 922-5322, extension 4060

DATE AND SIGNATURE:

This report is dated November 8, 2002 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

/s/" D. Lynn Vickers"

_____
D. Lynn Vickers
Vice-President, Chief Compliance Officer

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. Name and address of eligible institutional investor:

Sprott Asset Management Inc. (the "Offeror")
200 Bay Street, Suite 3450
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J2

2. The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

As at October 31, 2002 the Offeror acquired additional common shares ("Common Shares") of Alamos Minerals Ltd. (the "Issuer") resulting in a net increase of 2,000,000 Common Shares. Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net increase of 8.6% in the Offeror's security holdings (assuming the exercise of the Warrants described below).

3. The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at October 31, 2002 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 3,825,000 common shares of the Issuer (the "Common Shares") and 1,250,000 warrants (the "Warrants" which are exercisable for 1,250,000 shares. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over 17.6% of the issued and outstanding Common Shares.

4. The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror does not itself own any Common Shares. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares include: Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund Ltd., iPerform Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 8th day of November, 2002.

SPROTT ASSET MANAGEMENT INC.
By: /s/"Neal Nenadovic"
Neal Nenadovic
Chief Financial Officer

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street—l0th Floor Vancouver BC VGC 3B8
T: (604) 689-9853 F: (604) 689-8144

November 18, 2002

British Columbia Securities Commission
P0 Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: Alamos Minerals Ltd.
CUSIP#   011907102
Meeting Date: January 24, 2003
Record Date for Notice: December16, 2002
Record Date for Voting: December16, 2002
Beneficial Ownership Determination Date: December16, 2002
Class of Securities Entitled to Receive Notice: Common
Class of Securities Entitled to Vote: Common
Business Type: Non-Routine
OBO Distribution Payment: Issuer will not pay for OBOs
Material Distributed to: All Holders

If you require further information, please contact:

'Yasmin Juma'

Yasmin Juma
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission   cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission   cc: Quebec Securities Commission
cc: New Brunswick Securities Commission   cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission   cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission   cc: Registrar of Securities - YT
cc: Ontario Securities Commission   cc: Nunavut
cc: TSX Venture Exchange   cc: CDS Inc.
g:\startup\bsms -1S154-1 IXIAAS.doc

NOVEMBER 22, 2002   VANCOUVER, B.C.
ALAMOS MINERALS LTD.   NATIONAL GOLD CORPORATION
AAS: TSX-VE   NGT: TSX-VE

FOR IMMEDIATE RELEASE

ALAMOS & NATIONAL GOLD EXTEND DUE DILIGENCE PERIOD

Vancouver, B. C, November 22, 2002: Further to our press release dated October 28 announcing agreement to merger, Alamos Minerals Ltd. and National Gold Corporation hereby announce that they have mutually agreed to extend the due diligence review period by two weeks, from the November 22, 2002 completion date to December 6, 2002.

It is expected that the merger will be completed by the end of March 2003.

ON BEHALF OF THE BOARDS OF DIRECTORS OF:

ALAMOS MINERALS LTD.	NATIONAL GOLD CORPORATION
'Chester F. Millar'	'Albert J. Matter'
Chester F. Millar	Albert J. Matter,
Chairman, President & CEO	President & CEO
For further information please contact:	
	Albert Matter, Director, President & CEO
Nerio Cervantes, Director	James McDonald, PGeo, Director, VP
ALAMOS MINERALS LTD.	NATIONAL GOLD CORPORATION
P.O. Box 48780, Bentall Centre	Suite 600 - 890 West Pender Street
Vancouver, B.C.	Vancouver, B.C.
Tel: 604-643-1787	Tel: 604-408-4647
Fax: 604-643-1773	Fax: 604-687-1327
Email: alamos@intergate.bc.ca	Email: info@nationalgold.com
Website: www.alamos-minerals.com	Website: www.nationalgold.com

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ___X___ **Schedule A**

_____ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER   **ALAMOS MINERALS LTD.**

ISSUED ADDRESS   **1400-400 BURRARD STREET**

           VANCOUVER, B.C. V6C 3G2

ISSUER TELEPHONE NUMBER   **(604) 643-1787 FAX (604) 643-1773**

CONTACT NAME   **NERIO V. CERVANTES**

CONTACT POSITION   **DIRECTOR**

CONTACT TELEPHONE NUMBER   **(604) 643-1787**

FOR QUARTER ENDED   **SEPTEMBER 30, 2002**

DATE OF REPORT   **NOVEMBER 29, 2002**

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"CHESTER F. MILLAR	**CHESTER F. MILLAR**	**2002/11/29**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**
"NERIO V. CERVANTES	**NERIO V. CERVANTES**	**2002/11/29**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

ALAMOS MINERALS LTD.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS AT SEPTEMBER 30
(Expressed in U.S. Dollars)

ASSETS

		2002	2001
		$	$
CURRENT			
Cash and cash equivalents		581,597	223,484
Amounts Receivable		39,732	91,858
Advances and Prepaid Expenses		12,357	13,229
		----------	----------
		633,686	328,571
LONG TERM INVESTMENT	**(Note 5)**	9,007	35,677
CAPITAL ASSETS	**(Note 3)**	80,745	81,423
MINERAL PROPERTIES	**(Note 4)**	2,436,829	1,001,961
		----------	----------
		3,160, 267	1,447,632
		==========	==========

LIABILITIES

	2002	2001
CURRENT		
Accounts Payable and Accrued liabilities	8,614	28,742
	----------	----------

SHAREHOLDERS' EQUITY

		2002	2001
Share Capital	**(Note 9 (a)**	10,386,155	8,338,027
Deficit		-7,234,502	-6,919,137
		----------	----------
		3,151,653	1,418,890
		----------	----------
		3,160,267	1,447,632
		==========	==========

APPROVED BY THE BOARD OF DIRECTORS:

"Nerio V. Cervantes"   **"Chester F. Millar"**

ALAMOS MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)
(Expressed in U.S. Dollars)

	Three Months Ended		Nine Months Ended	
	September 30 2002	September 30 2001	September 30 2002	September 30 2001
REVENUE				
Interest Income	1,345	1,951	2,777	12,591
Gold Sales				98,219
	----------	----------	----------	----------
	1,345	1,951	2,777	110,810
	----------	----------	----------	----------
EXPENSES				
Amortization	5,742	7,957	17,253	24,173
Consulting & Professional Fees	15,305	0	80,864	0
Foreign Exchange Gain	0	-2,257	-14,546	-4,952
Legal, Audit and Accounting	26,351	11,023	73,994	26,327
Office & Administration	10,225	6,740	34,007	39,136
Property Investigations	0	80,799	6,753	288,619
Shareholder Communications	5,264	1,487	10,217	5,396
Travel and accommodation	885	798	3,698	798
Trust and Filing	2,660	772	9,992	2,703
	----------	----------	----------	----------
	66,431	107,319	222,231	382,200
	----------	----------	----------	----------
NET INCOME (LOSS) FOR THE PERIOD	-65,086	-105,368	-219,455	-271,390
	------------	------------	----------	----------
	-65,086	-105,368	-219,455	-271,390
DEFICIT-BEGINNING OF PERIOD	-7,169,416	-6,813,769	-7,015,047	-6,647,747
	------------	------------	----------	----------
DEFICIT – END OF PERIOD	-7,234,502	-6,919,137	-7,234,502	-6,919,137
	------------	------------	----------	----------
LOSS PER SHARE	-$0.004	-$0.007	-$0.015	-$0.018

ALAMOS MINERALS LTD.
CONSOLIDATED STATEMENTS OF CUMULATIVE MINERAL PROPERTY COSTS (UNAUDITED)
(Expressed in U.S. Dollars)

	Dec. 31 2000	Expenditures 2001	Dec. 31 2001	Jan.-Sept. 02 Expenditures	Sept. 30 2002
MULATOS PROJECT					
Acquisition		414,592	414,592	414,391	828,983
Exploration & Development:					
Mine Administration			0	44,837	44,837
Analytical			0	11,763	11,763
Field Work & Supplies		32,701	32,701	363,637	396,338
Geological Services & Consulting		27,144	27,144	76,196	103,340
Property Maintenance		15,907	15,907		15,907
Travel & Accommodation		4,667	4,667	26,792	31,459
	0	495,011	495,011	937,616	1,432,627
LA FORTUNA					
Acquisition	295,300		295,300		295,300
Exploration & Development:					
Analytical	28,714		28,714		28,714
Field Work & Supplies	347,776		347,776		347,776
Geological Services & Consulting	226,336		226,336		226,336
Property Maintenance	66,678	1,960	68,638	2,242	70,880
Travel & Accommodation	35,196		36,196		35,196
	1,000,000	1,960	1,001,960	2,242	1,004,202
Total Mineral Property Costs	1,000,000	496,971	1,496,971	939,858	2,436,829

ALAMOS MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
(Expressed in U.S. Dollars)

	Three Months Ended		Nine Months Ended	
	September 30 2002 $	September 30 2001 $	September 30 2002 $	September 30 2001 $
Cash Provided By (Used For):				
Operating Activities:				
Net Loss for the Period	-65,086	-105,368	-219,455	-271,389
Adjustment for Items Not Involving Cash:				
Amortization	5,742	7,957	17,253	24,173
	-59,344	-97,411	-202,202	-247,216
Changes in Non Cash Working Capital:				
Amounts Receivable	-14,681	-74,776	-17,645	-82,895
Advances & Prepaid Expenses	31,306	2,787	7,139	3,093
Accounts Payable & Accrued Liabilities	-2,377	-8,606	-18,401	-14,770
	-45,096	-178,006	-231,109	-341,788
Investing Activities				
Mineral Property Exploration Costs (Net of recoveries)	-182,980	-942	-512,939	-1,960
Mineral Property Acquisition Costs	-347,418		-414,391	
Capital Asset Acquisition Costs	-17,213		-17,213	
	-547,611	-942	-944,544	-1,960
Financing Activities:				
Private Placement Proceeds	650,990		1,469,280	
	650,990	0	1,469,280	0
Net Increase (decrease) in Cash and cash equivalents	58,283	-178,948	293,627	-343,748
Cash and cash equivalents – Beginning of the period	523,314	402,432	287,970	567,232
Cash and cash equivalents – End of the period	581,597	223,484	581,597	223,484

ALAMOS MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

1. NATURE OF OPERATIONS

The Company's activity is the acquisition and exploration of property interests that are considered sites of economic mineralization. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property. These activities are currently conducted primarily in Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principals ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Resource Properties and Deferred Costs

The cost of mineral properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on a unit-of-production basis over the estimated useful life of the properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned.

Cost includes the cash consideration, advance royalties and the fair market value of shares issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made. The recorded costs of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its resource properties on a periodic basis, or annually, and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the property. Management's assessment of the property's estimated current fair market value is also based upon its review of other property transactions in the same geographic area.

Deferred Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production

basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expense incurred during the reporting period. Actual results could differ from those estimates.

The Company's investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.

Capital Assets

Capital assets are recorded at costs and amortized over their estimated useful economic lives using the declining balance method at an annual rate of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software. Leasehold improvements are amortized on a straight-line basis over 10 years.

Translation of Foreign Currency

The United States dollar is the functional currency of all the Company's active operations which are classified as integrated for foreign currency translation purposes. Under this method translation gains or losses are included in the determination of net income

Comparative Figures

Certain of the prior year's figures have been reclassified to conform with the current year's financial statement presentation.

Income taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net assets is recognized. Such allowance applies fully to all potential income tax assets of the Company.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

(Stated in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued)*

Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Investments

The Company's investment of 100,000 shares of Duran Ventures Ltd. (Duran) is carried at cost and considered a non-current asset as the Company intends to hold it for a period greater than one year. If there is a loss in value that is other then temporary, defined as existing over two consecutive year ends, the investment will be written-down to its estimated market value.

Stock-based Compensation Plan

The Company grants stock options in accordance with the policies of the Canadian Venture Exchange and does not recognize any compensation expense when the options are granted. Consideration paid to the Company on the exercise of stock options is credited to share capital.

3. CAPITAL ASSETS

	Cost	Accumulated Amortization	Sept. 30 Net Book Value 2002	2001
	$	$	$	$
Exploration Equipment	468,427	395,012	61,446	79,146
Office Equipment	23,195	17,634	5,888	885
Computer Equipment	6,817	5,048	1,940	1,392
	498,439	417,694	80,745	81,423

4. MINERAL PROPERTIES

a) State of Sonora, Mexico

Mulatos Project

The Company entered into an agreement with National Gold Corporation ("National") whereby Alamos could earn 50% of National's interest in the Mulatos project by spending CDN $2,375,000 on acquisition and exploration costs, paying 50% of all further exploration and acquisition costs and paying National CDN $2,000,000 within 48 months of the Company becoming the Registered Operator of the property in Mexico.

National has acquired a 100% interest in the Mulatos Project, which comprises approximately 15,000 hectares, in consideration for the payment of CDN $11,725,014 in acquisition costs and assigned expenses, payable as follows: the payment of CDN $250,000 (paid); the assumption of non-interest bearing promissory notes aggregating CDN $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008; the assumption of a non-interest bearing debenture for CDN $7,500,000 maturing ninety days after the price of gold average U.S. $325 per ounce December 31, 2010, and the assumption and payment of U.S. $420,000 in liabilities (paid). These payments will be accelerated based upon gold production on the basis of $5 of debts for each ounce of gold produced when the price of gold is U.S. $275 per ounce to $15 of debts for each ounce of gold produced when the price of gold is U.S. $350 per ounce or greater.

(Stated in U.S. Dollars)

4. MINERAL PROPERTIES (*continued)*

The property is burdened with a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of production. The royalty commences at 1.0% NSR when the price of gold is less than U.S. $300 per ounce rising to 5% NSR, when the price of gold exceeds U.S. $400 per ounce. Sliding scale minimum quarterly advance royalty payments of CDN $25,000 are due when the price of gold is equal or less than U.S. $275 per ounce, rising to CDN $150,000 per quarter if the price of gold exceeds U.S. $375 per ounce.

***See Schedule C – Management Discussion & Analysis, item no. 3 / Subsequent Events*.**

b) **La Fortuna Property**
Durango, Mexico

The Company owns a 100% interest in two mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated fair value of $1 million.

5. LONG-TERM INVESTMENT

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at a cost of $9,007.

6. RELATED PARTY TRANSACTIONS

Directors of the Company were paid an aggregate of $119,055 (2001 – 25,023) for management, investor relations, accounting and administrative services. These fees have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

7. SEGMENTED INFORMATION

	As at Sept. 30	
	2002	**2001**
	$	**$**
Assets by geographic segment, at cost:		
Mexico	2,597,225	1,224,148
Canada	563,042	223,484
	----------	----------
	3,160,267	1,447,632

8. LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully diluted loss per share has not been disclosed as it is anti-dilutive.

ALAMOS MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in U.S. Dollars)

9.   **SHARE CAPITAL**

a)   Authorized share capital of the Company consists of 100,000 common shares without par value.

		No. of Shares	Price Cdn. $	Contributed Capital (U.S. $)
January 1, 2002 Balance		14,878,030		$8,338,027
May 21-02	Exercise of option	100,000	$0.48	31,018
July 12-02	Private Placement	6,000,000	$0.15	565,480
	Finders' Fee	186,667		
July 22-02	Private Placement	1,050,000	$0.28	184,662
	Finders' Fee	73,500		
July 24-02	Private Placement	4,985,000	$0.40	1,266,968
	Finders' Fee	226,450		
September 30, 2002 Balance		27,499,647		10,386,155

b)Directors' and employees' stock options are outstanding at September 30, 2002 as follows:

Options	Number	Exercise Price (CDN $)	Expiry Date
	1,265,000	0.58	June 4, 2007
	135,000	0.65	June 8, 2003
	200,000	0.32	Feb. 7, 2007
	1,000,000	0.50	July 22, 2007
	2,600,000		

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: _____   **Schedule A**

         ____X____   **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER   **ALAMOS MINERALS LTD.**

ISSUED ADDRESS   **1400-400 BURRARD STREET**

         VANCOUVER, B.C. V6C 3G2

ISSUER TELEPHONE NUMBER   **(604) 643-1787 FAX (604) 643-1773**

CONTACT NAME   **NERIO V. CERVANTES**

CONTACT POSITION   **DIRECTOR**

CONTACT TELEPHONE NUMBER   **(604) 643-1787**

FOR QUARTER ENDED   **SEPTEMBER 30, 2002**

DATE OF REPORT   **NOVEMBER 29, 2002**

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"CHESTER F. MILLAR"	**CHESTER F. MILLAR**	**2002/11/29**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**
"NERIO V. CERVANTES"	**NERIO V. CERVANTES**	**2001/11/29**
SIGNATURE OF DIRECTOR	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

ALAMOS MINERALS LTD.
Quarterly Report
September 30, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *For the current fiscal year-to-date*

Deferred exploration expenditures: Refer to Schedule A: Consolidated Statements of Cumulative Mineral Property Costs.

2. *Related party transactions:*

Refer to Note 6 in Schedule A

3. *Summary of securities issued and options granted during the period:*

a) Summary of securities issued during the period: 12,521,617 units were issued pursuant to private placement financings . Each unit consisted of one Alamos common share and one warrant to purchase an Alamos share. (See Schedule A, 9a).

b) Summary of options granted during the period: 1,000,000 options were granted to directors and employees at an exercise price of $0.50 to mature July 22, 2007.

4. *Summary of securities as at September 30, 2002*

a) Authorized share capital: 100,000,000 common shares without par value.

b) Shares issued and outstanding: 27,499,647

c) Summary of options, warrants and convertible securities outstanding:

Type of Issue	Number of Shares	Exercise Price	Expiry Date
*Stock Options	1,000,000	$0.50	July 22, 2007
	1,265,000	$0.58	June 3, 2007
	200,000	$0.32	Feb. 5, 2007
	135,000	$0.65	June 8, 2003

Total Options Outstanding	2,600,000		
	==========		
*Warrants	6,000,000	$0.20	April 11, 2003
	186,667	$0.20	April 11, 2003
	1,050,000	$0.28	July 19, 2004
	73,500	$0.28	July 19, 2004
	4,985,000	$0.45	July 22, 2003
	226,450	$0.45	July 22, 2003

Total Warrants Outstanding	12,521,617		
	==========		

d) Number of common shares held in escrow: Nil

e) Number of common share subject to pooling: Nil

5) Directors: Chester F. Millar
Leonard Harris
Nerio V. Cervantes
John A. McCluskey
Stephen R. Stine

Officers: President – Chester Millar
Secretary – Nerio V. Cervantes

SCHEDULE "C"
MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter Ended September 30, 2002

1.) Description of Business:

The principal business of the Company is the acquisition, exploration and development of mineral properties that require limited capital and are amenable to proven mining methods that enhance profitability and accelerated cash flow.

2.) Operations and Financial Conditions:

The Joint Venture Option Agreement signed by Alamos and National Gold received Exchange and Vendor approval. Under this agreement, Alamos can earn a 50% interest in National Gold's Salamandra property.

The Salamandra Camp located in the state of Sonora, Mexico, 220 kms. east of Hermosillo is host to seven large gold bearing epithermal systems. In excess of US$30 million study had been spent on the property in geological exploration and development programs including a feasibility study.

One of these systems alone, the Mulatos Deposit, hosts a 3,400,000 ounce gold resource within 68.8 million tonnes calculated on the basis of 511 drill holes totalling 295,000 feet and 994 underground samples using a 0.8 gram per tonne cutoff grade.

When using a 2 –gram per tonne cutoff grade the higher-grade core of the Mulatos deposit (the Estrella Zone) is calculated to contain 1.16 million ounces of gold measured and indicated within 11.5 million tonnes grading 3.16 grams per tonne.

The Salamandra Camp, while not currently a producer, is amongst the top 50 largest gold resources in North America.

To earn the 50% interest Alamos, the operator, would be responsible for the expenditure of C2.375 million of exploration, development metallurgical test leaching, property maintenance costs and Vendor payments. Upon the property being placed into profitable production, a further C$2 million would be payable to National Gold over a period of four years.

To date, Alamos has paid US$829K in direct property acquisition costs and US$620K in exploration and development. A drilling program was conducted designed to delineate near surface mineralization for a planned heap leach bulk test. Construction of the explosive magazines site was started. Further planning, engineering, surveying, permitting and column leach testing had been pursued.

During the period under review, the following events took place:

a.) A Mexican agreement was signed by three parties; the Vendors of the Salamandra property and the subsidiaries of both Alamos and National Gold, Minera Bienvenidos, S.A. de C.V. and Minas de Oro, S.A. de C.V. respectively. A recent report from Mexican counsel advised that the agreement had been registered and approved by the Mexican government.

b.) With the six months gold price trailing average at US$300 per ounce, C$1.0 million was paid to the Vendors pursuant to agreement. Alamos and National Gold each paid C$500K.

c.) A notice has been received that the Ejido Mulatos ("Ejidos") have commenced a legal action in Hermosillo, Mexico disputing the amount due to them under a surface rights lease agreement involving the Salamandra property. The Ejidos claim that they are owed US$337,000 plus interest and costs for the year 2002 pursuant to the terms of the 1995 Surface Agreement and are contesting the validity of the agreement. Alamos and National Gold have been advised by their Mexican lawyers to contest the matter. There had been several previous challenges to the validity of surface rights agreements by the Ejidos which had been unsuccessful. Alamos and National Gold are of the view that this claim is also without merit.

3.) <u>Subsequent Events</u>

Subsequent to September 30, 2002:

a) Alamos and National Gold have entered into a letter agreement to merge by way of a statutory plan of arrangement to create a new company, Alamos Gold Inc. The board of directors of the new company will consist of five members, three from Alamos and two from National. Nominated to the new board will be Chester Millar, John McCluskey and Steve Stine, as nominees of Alamos and James McDonald and Richard Hughes as nominees of National. The senior officers of Alamos Gold will be Chester Millar, Chairman and President, John McCluskey, Vice-President and Chief Executive Officer, and Steve Stine, Vice-President and Chief Operating Officer.

Under the terms of the letter agreement, the shares exchange ratios will be one new company share for two Alamos common shares and one new company share for 2.352 National shares. The parties have engaged Robert McKnight, an independent valuator, to provide a fairness opinion. All valid rights to acquire common shares of Alamos or National will be replaced by comparable convertible securities of Alamos Gold on an adjusted basis. The merger is subject to regulatory and shareholders' approval and is expected to be completed before March 15, 2003.

b) Alamos has provided a C$675,000 loan to National Gold by way of a
one-year convertible note with interest payable at 1% per month. The note can be converted at any time into common shares of National Gold at a conversion price of 29 cents per share and is redeemable at National Gold's option on 30 days notice. The purpose of the loan was to meet the terms called for pursuant to an agreement wherein National Gold is purchasing the Salamandra property in Mexico. Alamos & National Gold have further agreed that Alamos has completed the property development expenditure obligations and the Pre-Participation Program stipulated in their Joint Venture Option Agreement

4.) <u>Financings</u>

-The Company announced the completion of a non-brokered private placement announced September 30, 2002 of 5,125,000 units at $0.40 per unit. Each unit consisted of one common share in the capital of Alamos and one warrant to purchase an additional share on or before October 11, 2003 at $0.45 per share. Gross proceeds from the private placement were C$2,050,000, subject to a 7% finders' fee.

-In the past twelve months, the Company has successfully raised a total of C$5,244,000 in four separate non-brokered private placements.

5.) <u>Liquidity</u>

The Company has demonstrated its ability to raise funds in the capital market and remains confident it will meet all its operating needs and financial obligations.

ALAMOS MINERALS LTD.
SUITE 1400-400 BURRARD ST.
VANCOUVER, B.C. V6C 3G2
Telephone: (604) 643-1787
Fax: (604) 643-1773

November 29, 2002
B.C. Securities Commission
Executive Director
2nd Floor, 865 Hornby Street
Vancouver, B.C., V6Z 3B8

Dear Sirs:

RE: MAILING ON NOVEMBER 29, 2002, FORM 51-901F
INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER ENDING SEPTEMBER 30, 2002

We confirm that on the above date, we are mailing the material to all shareholders who are in our Supplemental Mailing List.

Yours truly,

ALAMOS MINERALS LTD.

/s/“Nerio V. Cervantes”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS MINERALS LTD
(Registrant)

March 19, 2003   By: /s/ Nerio Cervantes, Director and Corporate Secretary
Date